Exhibit 1

News Release


                            FOR RELEASE:      1/8/98 6 am EST
                            CONTACT:          Ellen M. Martin
                            510-644-1170 or 1-800-BIO-XOMA
                            for a copy of this or other
                            recent releases call:
                            XOMA Fax News on Demand 1.800.901.7788
                            XOMA home page @ http://www.xoma.com


XOMA RECEIVES $17 MILLION FOR anti-CD20 ANTIBODY PATENTS AND RELATED RIGHTS AND $10 MILLION FROM GENENTECH FOR 1998 hu1124 PROGRAM

Berkeley, CA - January 8, 1998 - XOMA Corporation (Nasdaq: XOMA) announced today that it has received $27 million in cash from two separate sources late in 1997, resulting in a year-end cash position of approximately $55 million.

XOMA recorded revenue of $17 million related to the assignment of certain anti-CD20 antibody patents and royalty rights to Pharmaceutical Partners, LLC. XOMA previously licensed this technology exclusively to Genentech, Inc. (NYSE:
GNE), who in turn sublicensed it to IDEC Pharmaceuticals Corporation (Nasdaq:
IDPH) for use in the recently approved Rituxan(TM) product.

"This innovative transaction adds another product to our portfolio while enabling XOMA to realize significant cash to fund its core development programs," said Dave Madden of Pharmaceutial Partners. His partner Pablo Legorreta added, "Pharmaceutical Partners was created to invest in royalty interests in pharmaceutical products, and as in the XOMA transaction, we are providing non-recourse, non-dilutive financing in exchange for assuming the risk of the royalty stream on a specific product."

"An important part of our business strategy has been to realize value from our non-core technologies to fund development of our BPI product platform," said Jack Castello, chairman, president and CEO of XOMA. "This transaction is a good example of the benefits that can come from this approach."

XOMA's lead BPI-derived product, Neuprex(TM) is currently being tested in two Phase III trials. The first, conducted at centers in North America and the United Kingdom, is testing


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the product in severe pediatric meningococcemia patients. A second Phase III trial, initiated late in 1997, is testing Neuprex(TM) to prevent pulmonary complications in trauma patients suffering severe blood loss. Additional Neuprex(TM) clinical studies target infectious complications of liver surgery, intra-abdominal infections, and antibiotic-resistant lung infections in cystic fibrosis patients.

Separately, Genentech has advanced $10 million to XOMA to fund 1998 development expenses for the hu1124 (anti-CD11a) product, a humanized monoclonal antibody which selectively inhibits T cells. This is the third advance under a contract signed in March 1996. The hu1124 product is in a Phase IB multi-dose study in psoriasis patients.

"Since we started this collaboration in 1996, we have been very pleased with XOMA's capabilities for manufacturing and managing the clinical testing of hu1124," said Nicholas J. Simon, vice president, business and corporate development at Genentech. "We look forward to continuing progress with this collaboration in 1998."

XOMA Corporation is a biopharmaceutical company developing products to treat infectious diseases, infectious complications of traumatic injury and surgery, and immunological disorders. The company is primarily focused on accelerated development of products derived from BPI (bactericidal/permeability-increasing protein), a human host-defense protein with multiple anti-infective properties. Neuprex(TM), XOMA's first BPI-derived product, is an injectable formulation of a modified recombinant fragment (rBPI21) of the BPI molecule. Other BPI-derived products in development include I-PREX(TM), a topical ophthalmic formulation of rBPI21, and Mycoprex(TM), an antifungal peptide.

This press release contains certain forward-looking statements that involve a number of risks and uncertainties and represent the company's judgment as of the date of this release. Actual events or results may differ materially from the Company's expectations. In addition to matters described in the news release, results of pending or future clinical trials, actions by the U.S. Food and Drug Administration, changes in the status of the Company's collaborative relationships, and future actions by the U.S. Patent and Trademark Office, as well as the risk factors listed from time to time in the Company's SEC reports (including but not limited to its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and its Annual Report on Form 10-K for the year ended December 31, 1996) may affect the actual results achieved by the Company.